Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Manitowoc Foodservice, Inc.
Amendment No. 3 to Form 10-12B
Filed December 21, 2015
File No. 001-37548

Dear Ms. Long:

Manitowoc Foodservice, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 5, 2016 (the “Comment Letter”), with respect to the above-referenced Amendment No. 3 to our Registration Statement on Form 10 (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Risk Factors, page 14

1.
We note that Section 7.6 of your bylaws includes an exclusive forum provision naming the Court of Chancery for the State of Delaware as the exclusive forum for the actions described in the Section. Under a separate risk factor, please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

We acknowledge the Staff’s comment. We have included a risk factor describing the exclusive forum provision in our bylaws and providing the other disclosures requested by the Staff as part of our Amendment No. 4 to the Registration Statement, which accompanies this letter.
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If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 684‑4410.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D Jones_______________
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary

cc:    Sherry Haywood
Tracey McKoy
Terence O’Brien